UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-35016

SGOCO Group, Ltd.
(Translation of registrant’s name into English))

14/F, Building #4, Beijing International Center
No. 38 East 3rd Ring Road North
Chaoyang District

Beijing, China 100026
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in SGOCO Group, Ltd.’s Certifying Accountant

On May 14, 2012, the Company’s independent registered public accountant, Grant Thornton, China member firm of Grant Thornton International (“GT”) notified the Company of its resignation from its engagement with the Company, effective immediately. GT was engaged as the Company’s independent registered public accounting firm and through the date of their resignation, had not completed its audit or provided a report on the financial statements of the Company for such period or any other period.

In accordance with the requirements of Form 20-F, the Company will provide disclosure regarding disagreements, if any, with GT on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GT, would have caused GT to make reference to the subject matter of the disagreements in connection with its report on the financial statements for the fiscal year ended December 31, 2011, together with disclosure regarding “reportable events”, if any, during the term of GT’s engagement as the Company’s independent registered public accounting firm. The Company will provide GT with a copy of such disclosure and request that GT furnish it with a letter addressed to the SEC stating whether it agrees with the statements made in such disclosure and, if not, stating the respects in which it does not agree, which letter will be filed as an exhibit to the Annual Report or otherwise filed with the SEC promptly upon becoming available. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SGOCO GROUP, LTD.

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	Chief Executive Officer

Dated: May 18, 2012